

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 9, 2010

Mr. Mark J. Rubash
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, CA 94065

      RE: Shutterfly, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 9, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 7, 2010
              File No. 001-33031

Dear Mr. Rubash:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director